UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:

(Date of earliest event reported)

November 10, 2014

SWS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-19483	75-2040825
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1201 Elm Street, Suite 3500

Dallas, Texas 75270

(Address of principal executive offices and zip code)

(214) 859-1800

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425).

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12).

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)).

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 10, 2014, Richard H. Litton notified SWS Group, Inc. (“SWS”) that he intends to retire and resign as Executive Vice President of SWS, effective three months after the closing of the merger contemplated by the Agreement and Plan of Merger, dated as of March 31, 2014 (the “Merger Agreement”), by and among Hilltop Holdings Inc. (“Hilltop”), Peruna LLC, a wholly owned subsidiary of Hilltop (“Peruna”), and SWS, pursuant to which SWS will be merged with and into Peruna, with Peruna as the surviving entity following the merger (the “Merger”).

In connection with Mr. Litton’s resignation as Executive Vice President, the Compensation Committee of the Board of Directors (the “Compensation Committee”) of SWS approved the payment of Mr. Litton’s unvested deferred cash incentive compensation three months after the closing of the Merger (the “Retirement Date”) and the accelerated vesting of 52,947 shares of restricted stock that were awarded to Mr. Litton in August 2014, effective as of the Retirement Date. Pursuant to the terms of the Merger Agreement, the 52,947 shares of restricted stock owned by Mr. Litton will be converted into restricted shares of Hilltop common stock, with the number of Hilltop shares determined based on the value of the merger consideration under the Merger Agreement.

On November 14, 2014, following the approval of the Compensation Committee, SWS and Mr. Litton entered into a Transition Agreement and Release, dated as of November 14, 2014 (the “Transition Agreement”), pursuant to which the parties agreed to, subject to certain exceptions, the following:

•	Mr. Litton has elected to resign from all of his positions with SWS and its affiliates and subsidiaries, effective as of the Retirement Date;

•	Mr. Litton will, until the Retirement Date, continue to serve as Executive Vice President and assist with the transition of his duties and responsibilities as requested by SWS;

•	SWS will continue to pay Mr. Litton through the Retirement Date and any unreimbursed expenses incurred prior to the Retirement Date;

•	subject to the execution of a release of claims within 30 days following the Retirement Date, SWS agreed to pay Mr. Litton an amount equal to his unvested deferred cash incentive compensation of $253,891 in a lump sum within 10 days of the delivery of the release; and

•	subject to the execution of a release of claims within 30 days following the Retirement Date, SWS agreed to accelerate the vesting of 52,497 shares of restricted stock that were awarded to Mr. Litton in August 2014, so that the shares are vested as of the Retirement Date.

The Transition Agreement includes a general release and waiver, and customary non-disparagement, confidentiality and non-solicitation covenants. The foregoing description of the Transition Agreement does not purport to be complete and is qualified in its entirety by reference to the Transition Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 8.01	Other Events

The information set forth above in Item 5.02 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 8.01.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 10.1	Transition Agreement and Release, dated as of November 14, 2014, by and between Richard H. Litton and SWS Group, Inc.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Hilltop Holdings Inc. (“Hilltop”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus of SWS Group, Inc. (“SWS”) and Hilltop, and SWS and Hilltop have each filed and will each file other documents with respect to the proposed transaction and a definitive proxy statement/prospectus has been mailed to shareholders of SWS. The registration statement on Form S-4 has been declared effective by the SEC. Investors and security holders of SWS are urged to read the proxy statement/prospectus and other documents filed or that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders of SWS are able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by SWS or Hilltop through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by SWS will be available free of charge on SWS’s internet website at www.swst.com or by contacting SWS’s Investor Relations Department at (214) 859-1800. Copies of the documents filed with the SEC by Hilltop will be available free of charge on Hilltop’s internet website at www.hilltop-holdings.com or by contacting Hilltop’s Investor Relations Department at (214) 252-4029.

SWS, Hilltop, their respective directors and certain of their executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SWS is set forth in its Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2014, which was filed with the SEC on September 26, 2014. Information about the directors and executive officers of Hilltop is set forth in its most recent proxy statement, which was filed with the SEC on May 2, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

From time to time we make statements (including some contained in this report) that predict or forecast future events, depend on future events for their accuracy, or otherwise contain “forward-looking” information and constitute “forward-looking statements” within the meaning of applicable U.S. securities laws. Such statements are generally identifiable by terminology such as “plans,” “expects,” “estimates,” “budgets,” “intends,” “anticipates,” “believes,” “projects,” “indicates,” “targets,” “objective,” “could,” “should,” “may,” “potential” or other similar words. By their very nature, forward-looking statements require us to make assumptions that may not materialize or that may not be accurate. Readers should not place undue reliance on forward-looking statements and should recognize that such statements are predictions of future results, which may not occur as anticipated. Actual results may differ materially as a result of various factors, some of which are outside of our control, including:

•	failure to obtain the approval of shareholders of SWS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	Hilltop’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	Hilltop’s ability to promptly and effectively integrate its and SWS’s businesses;

•	the diversion of management time on transaction-related issues;

•	the interest rate environment;

•	the volume of trading in securities;

•	the liquidity in capital markets;

•	the volatility and general level of securities prices and interest rates;

•	the ability to meet regulatory capital requirements administered by federal agencies;

•	the level of customer margin loan activity and the size of customer account balances;

•	the demand for real estate in Texas, New Mexico and the national market;

•	the credit-worthiness of our correspondents, trading counterparties and of our banking and margin customers;

•	the demand for investment banking services;

•	general economic conditions, especially in Texas and New Mexico, and investor sentiment and confidence;

•	the value of collateral securing the loans we hold;

•	competitive conditions in each of our business segments;

•	changes in accounting, tax and regulatory compliance requirements;

•	changes in federal, state and local tax rates;

•	the ability to attract and retain key personnel;

•	the availability of borrowings under credit lines, credit agreements and credit facilities;

•	the potential misconduct or errors by our employees or by entities with whom we conduct business;

•	the ability of borrowers to meet their contractual obligations and the adequacy of our allowance for loan losses; and

•	the potential misconduct for litigation and other regulatory liability.

Our future operating results also depend on our operating expenses, which are subject to fluctuation due to:

•	variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors or other market variables;

•	variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred to maintain our infrastructure; and

•	unanticipated costs which may be incurred from time to time in connection with litigation, regulation and compliance, loan analyses and modifications or other contingencies.

Other factors, risks and uncertainties that could cause actual conditions, events or results to differ materially from our expectations discussed in this report include those factors described in SWS’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended June 30, 2014, under the heading “Risk Factors,” and our other reports filed with and available from the SEC. Our forward-looking statements are based on current beliefs, assumptions and expectations. No assurances can be given that any of the events anticipated by these forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our actual results, levels of activity, performance, or achievements. All forward-looking statements speak only as of the date on which they are made and, except as required by law, we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances upon which any statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SWS GROUP, INC.

Date: November 14, 2014	By:	/s/ James H. Ross
James H. Ross
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 10.1	Transition Agreement and Release, dated as of November 14, 2014, by and between Richard H. Litton and SWS Group, Inc.

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